Lydall, Inc.	Telephone 860 646-1233
One Colonial Road	Facsimile 860 646-4917
P.O. Box 151	Facsimile 860 646-8847
Manchester, CT 06045-0151	www.lydall.com

May 20, 2005

Via EDGAR and Overnight Delivery

Mr. George F. Ohsiek, Jr., Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lydall, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 16, 2005
File No. 1-07665

Dear Mr. Ohsiek:

This letter is furnished in response to your letter, dated April 21, 2005, providing comments on the above-captioned filing. For your convenience, we have reproduced below the text of the comments set forth in your April 21 letter, immediately after which we have provided our response.

SEC Comment No. 1 – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; Consolidated Results of Operations; Restructuring Activities; Page 10

Detailed discussions of restructuring charges are required in MD&A. MD&A currently describes certain aspects of your restructuring efforts; however, more detailed discussion should be provided in future annual and interim filings. Specifically, the expected effects on future earnings and cash flows resulting from the manufacturing consolidation plan should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should clearly identify the income statement line items to be impacted. In later periods if actual savings anticipated by the consolidation plan are not achieved as expected or are achieved in periods other than as expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity. Refer to the disclosure guidance set forth in SAB Topic 5.P.4. Please revise in future filings.

Company Response

The Company, in response to the Commission’s comments above, has expanded its discussion of the restructuring activity related to the consolidation of its domestic automotive operations in its

Mr. George F. Ohsiek, Jr.

May 20, 2005

Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, filed with the Commission on May 10, 2005 on Page 16 and will endeavor to provide additional expanded discussion in future filings, to the extent practical. The Company has specifically disclosed and quantified the restructuring cost accounted for in accordance with Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit and Disposal Activity,” related to the consolidation of its domestic automotive operations on earnings and cash flows through the period ended March 31, 2005, the future timing and amount of remaining restructuring costs to be incurred and the line items impacted in the Consolidated Statements of Operations. Additionally, the Company included a discussion of the operational benefits that have occurred and a statement that, although beneficial to the operation of the business, the restructuring has not translated into improved operating margins to-date, primarily due to the reallocation of costs to other operational efforts, higher than planned costs incurred to expand operations and production lines at the other automotive facilities and higher costs to integrate processes at the other domestic facilities that were realigned during this consolidation process. The Company further commented that although the restructuring activities, as well as the effects of lean manufacturing and other cost saving initiatives unrelated to the restructuring, are anticipated to lead to improvement in gross margin and operating income, the timing and extent of the impact on future earnings and cash flows specific to these efforts are not quantifiable at this time.

SEC Comment No. 2 – Filtration/Separation; Page 12

Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practical. For example, where you provide a list of the contributing and offsetting factors to your increase in Filtration/Separation Segment net sales in fiscal year 2004, quantification of individual impacts should be provided. See Item 303(A) of Regulation S-K and Financial Reporting Codification 501.04. Please revise in future filings.

Company Response

The Company, in future filings, when describing two or more business reasons that contributed to a material change in a financial statement line item between comparative periods, will quantify the extent to which each change contributed to the overall change in a line item, when practical. In preparing the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, the Company made a more focused effort to address the quantification of material impacts to financial statement and segment line items in all respects.

SEC Comment No. 3 – Liquidity and Capital Resources; Contractual Obligations; Page 15

Please revise your contractual obligations table in future filings to include estimated interest payments on your debt and planned funding of pension and other postretirement benefit obligations. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a

Mr. George F. Ohsiek, Jr.

May 20, 2005

footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Company Response

The Company will include, in its contractual obligations table, planned funding of pension obligations and estimated interest payments on debt in future filings, beginning with its Annual Report on Form 10-K for the fiscal year ending December 31, 2005. The Company disclosed its planned pension funding for 2005 in the Liquidity and Capital Resources section of its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 on Page 18. As interest payments on debt are not significant on a quarterly basis, the Company will begin including these estimated payments in its contractual obligations table in its Annual Report on Form 10-K for the fiscal year ending December 31, 2005. Additionally, the Company will footnote the estimated amounts of interest payments on debt to indicate that, as the Company’s debt payments and interest rates for a substantial portion of the Company’s outstanding debt are not fixed, actual payments may vary significantly from those included in the table depending on future debt levels, interest rate fluctuations, timing of debt repayments and sources of funding utilized.

SEC Comment No. 4 – Item 9A. Controls and Procedures; Page 19

In future filings, please revise your disclosure regarding changes to internal controls over financial reporting to identify “any changes,” not just “significant” changes, which have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-K. Also confirm to us supplementally that there were no changes in your internal controls over financial reporting.

Company Response

The Company will revise the disclosure under Item 9A. Controls and Procedures in its future Annual Reports on Form 10-K and under Item 4. Controls and Procedures in its future Quarterly Reports on Form 10-Q, as requested, and has made the requested change in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 on Page 20. Additionally, the Company hereby confirms that there were no changes in internal controls over financial reporting during the fourth quarter ended December 31, 2004 that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

SEC Comment No. 5 – Item 15. Exhibits, Financial Statement Schedules; Financial Statements; Consolidated Statements of Cash Flows; Page F-5

In future filings, please remove the subtotal captioned “total adjustments”. The only subtotal that should be included within the operating section of the statements of cash flows is the subtotal for net cash provided by or used in operating activities.

Mr. George F. Ohsiek, Jr.

May 20, 2005

Company Response

The Company will remove the referenced subtotal caption on the Consolidated Statements of Cash Flows and Condensed Consolidated Statements of Cash Flows in its future filings with the Commission. This change was made in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 on Page 5.

SEC Comment No. 6 – Consolidated Statements of Changes in Stockholders’ Equity; Page F-6

In future filings, please include a column that reconciles the changes in the number of shares of common stock issued between years. See paragraph 10 of APB 12.

Company Response

The Company will include a column on the Consolidated Statements of Changes in Stockholders’ Equity that reconciles the changes in the number of shares of common stock issued between years in future filings of its Annual Report on Form 10-K, beginning with the Annual Report on Form 10-K for the fiscal year ending December 31, 2005.

SEC Comment No. 7 – Notes to Consolidated Financial Statements; Note 1. Significant Accounting Policies; General

Pursuant to EITF 00-10, in future filings please disclose in the footnotes your policy for classifying shipping and handling costs in the statements of operations. If shipping and handling costs are not classified in cost of sales, please disclose the amount of these costs and the line item(s) that include them.

Company Response

The Company will disclose in the Notes to Consolidated Financial Statements its accounting policy for classifying shipping and handling costs in its Statement of Operations in future filings of its Annual Report on Form 10-K beginning with the Annual Report on Form 10-K for the fiscal year ending December 31, 2005. To provide interested parties with this information as currently as possible, this accounting policy was disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 on Page 6, and will be included in subsequent filed Quarterly Reports on Form 10-Q during 2005, as follows:

“Shipping and handling costs consist primarily of costs incurred to deliver products to customers and internal costs related to preparing products for shipment and are recorded in cost of sales.”

While reviewing the Company’s disclosure with respect to the classification of shipping and handling costs, as required pursuant to Emerging Issues Task Force Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs” (EITF 00-10), the Company identified some inconsistent treatment within its operations of amounts charged to customers for shipping

Mr. George F. Ohsiek, Jr.

May 20, 2005

costs. Although costs incurred for shipping and handling are recorded in cost of sales throughout the Company’s operations, certain operations within the Company have been recording amounts billed to customers for shipping costs as an offset to the corresponding cost incurred by the Company recorded in cost of sales. EITF 00-10 specifies that amounts billed to a customer in a sale transaction represent revenues earned for the goods provided and should be classified as revenue. The impact of this misclassification by these operations for the year ended December 31, 2004 was less than ½ of 1 percent of both consolidated net sales and cost of sales and does not impact income from continuing operations or net income on a consolidated basis. The Company does not consider this to be material to the amounts previously reported in its Consolidated Statements of Operations. Therefore, the Company will reclassify the amounts previously disclosed in comparative periods and adjust the current period disclosure beginning with its Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2005.

SEC Comment No. 8 – Pre-Production Design and Development Costs; Page F-7

In future filings, please revise your disclosure to clarify how the terms of your long-term supply arrangements support your capitalization of pre-production design and development/tooling costs under EITF 99-5. Please also disclose the aggregate amount of: 1) assets recognized pursuant to agreements that provide for contractual reimbursement of pre-production design and development costs; 2) assets recognized for molds, dies and other tools that you own; and 3) assets recognized for molds, dies and other tools that you do not own. Refer to paragraph 6 of EITF 99-5. Show us supplementally how the revised disclosures will read.

Company Response

The Company will augment its current disclosure in future filings to clarify how the terms of its long-term supply arrangements support capitalization of pre-production design and development costs (“tooling” costs) under Emerging Issues Task Force Issue No. 99-5, “Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements” (EITF 99-5). Additionally, it will clarify the disclosures regarding the aggregate amounts of assets recognized, as required under EITF 99-5 to fully identify the specific assets recognized and related amounts. The net book value of Company owned tooling was $0.3 million as of December 31, 2004 and 2003 and the Company does not consider this to be material on a consolidated basis under the requirements of EITF 99-5. The Company will include a statement to that effect in its future filings. Assets recognized pursuant to tooling sales arrangements that provide for contractual reimbursement of tooling costs, net of progress payments, amounted to $7.3 million and $7.5 million as of December 31, 2004 and 2003, respectively. Such amounts have been classified as “Inventories, net of progress billings.” Amounts classified as “Prepaid expenses and other current assets, net” and “Other assets, net” as of December 31, 2004 and 2003 of $0.9 million and $1.1 million, respectively and $1.5 million and $2.1 million, respectively, were assets recognized related to customer owned tooling, which represent amounts due to the Company under contractual reimbursement arrangements.

To provide interested parties with this expanded information as currently as possible, this expanded accounting policy was disclosed in the Company’s Quarterly Report on Form 10-Q for

Mr. George F. Ohsiek, Jr.

May 20, 2005

the quarterly period ended March 31, 2005 beginning on page 6, and will be included in subsequent filed Quarterly Reports on Form 10-Q during 2005. Additionally, the 2004 disclosure, updated with the expanded information, has been provided below in response to the Commission’s request to review how the planned disclosure will read in the Company’s subsequently filed Annual Reports on Form 10-K:

Pre-production design and development costs – The Company enters into contractual agreements with certain customers to design and develop molds, dies and tools (collectively, “tooling”). The Company accounts for these pre-production design and development costs pursuant to Emerging Issues Task Force Issue No. 99-5, “Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements” (EITF 99-5). The majority of all tooling contracts are executed under sales terms where revenue is recognized upon acceptance of the tooling by the customer. For tooling sales arrangements, applicable costs are recorded in inventory as incurred and subsequently expensed to cost of sales, and the related revenue recognized, upon customer acceptance of the tooling.

Periodically, the Company enters into contractually guaranteed reimbursement arrangements related to the sale of tooling to customers. Under these arrangements, revenue is recognized upon acceptance of the tooling by the customer and amounts due under such arrangements are settled over the part supply arrangement, in accordance with the specific terms of the arrangement. The amounts due from the customer in such transactions are recorded in “Prepaid expenses and other current assets, net” or “Other assets, net” based upon the expected term of the reimbursement arrangement.

Occasionally, the Company incurs costs in excess of those contractually reimbursed. In those cases, in accordance with EITF 99-5, the Company capitalizes these costs when the customer provides the Company the noncancelable right to use the tooling during the part supply arrangement; otherwise, such non-reimbursed costs are expensed as incurred. These capitalized costs are then amortized over the expected life of the part supply arrangement. For such part supply arrangements, tooling costs are recorded in inventory as incurred and, upon customer acceptance of the tooling, the related revenue and costs are recorded, as applicable, and any non-reimbursed portion of the costs is reclassified to “Other assets, net” and amortized over the life of the part supply arrangement (typically not to exceed three years). The following tooling related assets were included in the Consolidated Balance Sheets as of December 31, 2004 and 2003:

	December 31,
In thousands	2004	2003 (Restated)
Inventories, net of progress billings	$7,292	$7,541
Prepaid expenses and other current assets, net	901	1,051
Other assets, net	1,465	2,061

Total tooling related assets	$9,658	$10,653

Mr. George F. Ohsiek, Jr.

May 20, 2005

Tooling related inventories are comprised of assets recognized pursuant to agreements that provide for contractual reimbursement of pre-production design and development costs. The Company may progress bill on certain tooling being constructed. These billings are recorded as progress billings (a reduction of the associated inventory) until the appropriate revenue recognition criteria have been met. Included in the inventory balance was an offset for progress billings of approximately $2.4 million and $3.7 million as of December 31, 2004 and 2003, respectively.

Amounts included in “Prepaid expenses and other current assets, net” represent the short-term portion of receivables due under reimbursement arrangements. Amounts included in “Other assets, net” represent the long-term portion of those receivables. There were no assets recognized related to customer owned tooling not reimbursed as of December 31, 2004 and 2003. Company owned tooling is recorded in “Property, plant and equipment, net” on the Consolidated Balance Sheets and was not material as of December 31, 2004 or 2003.

SEC Comment No. 9 – Revenue Recognition; Page F-8

In future filings, please revise your disclosure to address the terms of and your revenue recognition policy for reimbursable pre-production design and development costs and the related long-term supply arrangements. Also, in view of your disclosure that sales are generally recognized upon shipment, please supplementally tell us and disclose in future filings:

•	Whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers;

•	Your customers’ rights of inspection, acceptance, and return; and

•	When title passes from you to your customer.

Unless obvious, please explain to us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Refer to SAB Topic 13:A.

Company Response

The Company will expand its current disclosure on revenue recognition in future filings to address the terms of, and revenue recognition policy for, its reimbursable pre-production design and development costs and the related long-term supply arrangements. Additionally, the Company will expand its disclosure related to revenue recognition to disclose its stated FOB terms, customers’ rights of inspection, acceptance and return and when title passes to its customers.

The Company will disclose in the Notes to Consolidated Financial Statements its expanded accounting policy on revenue recognition in future filings of its Annual Report on Form 10-K beginning with the Annual Report on Form 10-K for the fiscal year ending December 31, 2005. To provide interested parties with this information as currently as possible, the expanded accounting policy was disclosed in the Company’s Quarterly Report on Form 10-Q for the

Mr. George F. Ohsiek, Jr.

May 20, 2005

quarterly period ended March 31, 2005 on Page 6, and will be included in subsequent filed Quarterly Reports on Form 10-Q during 2005.

In addition to the example of the Company’s expanded disclosure provided in the Company’s response to SEC Comment #8 above, related to its revenue recognition policy for customer reimbursed pre-production design and development costs, the following expanded revenue recognition disclosure is provided at the request of the Commission:

Revenue recognition – The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin 104, “Revenue Recognition” (SAB 104). SAB 104 requires revenue to be recognized: (1) once evidence of an arrangement exists; (2) product delivery has occurred; (3) pricing is fixed or determinable; and (4) collection is reasonably assured. The four criteria required to recognize revenue by SAB 104 are considered to be met, and the passage of title to the customer occurs, at the respective FOB point and revenue is recognized at that time. The Company’s standard sales and shipping terms are FOB shipping point, therefore, substantially all revenue is recognized upon shipment. However, in limited circumstances, the Company conducts business with certain customers on FOB destination terms and in these instances revenue is recognized upon receipt by the customer. The Company generally does not provide specific customer inspection or acceptance provisions in its’ sales terms that affect the product delivery requirements under SAB 104, with the exception of tooling sales discussed in “Pre-production design and development costs.”

Sales returns and allowances are recorded when identified or communicated by the customer and internally approved, as historically they have not been material to total sales.

Shipping and handling costs consist primarily of costs incurred to deliver products to customers and internal costs related to preparing products for shipment and are recorded in cost of sales.

SEC Comment No. 10 – Revenue Recognition; Page F-8

In future filings, please revise your disclosure to include your accounting for sales returns and allowances, or otherwise tell us why you believe such disclosure is inapplicable. Also revise Schedule II to include your allowance for sales returns, if material. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Company Response

The Company will disclose in the Notes to Consolidated Financial Statements its accounting policy for accounting for sales returns and allowances in its Statement of Operations in future filings of its Annual Report on Form 10-K beginning with the Annual Report on Form 10-K for the fiscal year ending December 31, 2005. The Company believes that a general valuation reserve for sales returns and allowances is not warranted as the Company’s experience in regard to customer returns has not been material on a consolidated basis, and therefore, the Company has concluded that recording reserves and/or adjustments related to sales returns and allowances are more appropriately handled on a specific identification basis. For the year ended December

Mr. George F. Ohsiek, Jr.

May 20, 2005

31, 2004, sales returns and allowances for the Company on a consolidated basis were $0.8 million, with $0.3 million related to specific returns at two operations. Based upon the above, the Company believes that no disclosure in the Company’s Schedule II, Valuation and Qualifying Accounts is required.

To provide interested parties with this information as currently as possible, this accounting policy was disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 on page 6, and will be included in subsequent filed Quarterly Reports on Form 10-Q during 2005, as follows:

“Sales returns and allowances are recorded when identified or communicated by the customer and internally approved, as historically they have not been material to total sales.”

SEC Comment No. 11 – Note 13; Segment Information: Page F-19

In future filings, please revise your reconciliation from total segment operating income to consolidated operating income so that all significant reconciling items are separately identified and described. Your current reconciliation which shows one amount captioned “reconciling items” is not sufficient in this regard. Refer to paragraph 32 of SFAS 131.

Company Response

The Company will revise its reconciliation from total segment operating income to consolidated operating income to separately identify Corporate Office Expenses, which is considered by the Company to be the only significant reconciling item previously included under the heading “Reconciling Items.” The Company will revise this reconciliation in the Notes to Consolidated Financial Statements beginning with its Annual Report on Form 10-K for the fiscal year ending December 31, 2005. Additionally, the Company revised its disclosure of segment operating income in the Notes to Condensed Consolidated Financial Statements to separately identify Corporate Office Expenses in its Quarterly Report on Form 10-Q.

SEC Comment No. 12 – Note 13; Segment Information: Page F-19

Based on your Item 1 disclosures, we understand that you sell several types of products and services. In future filings please provide revenue disclosures by product and service group as required by paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for each period presented for the following products and services may be applicable:

•	Automotive thermal and acoustical barriers

•	Passive industrial thermal and insulating business products

•	Active industrial thermal and insulating business products

•	Air filtration products

•	Liquid filtration products

•	Vital fluids business products

•	Transportation, distribution and warehousing services

Mr. George F. Ohsiek, Jr.

May 20, 2005

•	Assorted specialty products

If you believe that other product or service categories are more appropriate, please advise.

Company Response

The Company, in response to the Commission’s comments above, reviewed its product and service group disclosures required by Statement of Financial Accounting Standards, No. 131, “Disclosures about Segments of an Enterprise and Related Information.” As a result of this review, the Company expanded this disclosure in the Notes to Condensed Consolidated Financial Statements beginning with its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 on page 11 to include sales of Automotive products, Passive Thermal products, Active Thermal products, Filtration products, Vital Fluids products, Transport, Distribution and Warehousing services and Specialty products and will continue this expanded disclosure in future filings. In regard to Filtration products, the Company believes that in disclosing revenue by product, it is more appropriate to provide information on Filtration product revenues, as air and liquid are more specific application related uses of the Filtration products produced. However, in the interest of providing meaningful disclosures, the Company will continue to provide detail related to the impact on revenues of Filtration products by application (air and liquid) when material to the overall comparability of Filtration product sales performance; as provided for other product groups related to material impacts based on the application of that product.

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As requested in your April 21 letter, the Company hereby acknowledges that:

(a)	The Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

(b)	Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. George F. Ohsiek, Jr.

May 20, 2005

Once again, thank you for your comments. If you have any additional questions or comments, please feel free to call Thomas P. Smith, our Vice President, Chief Financial Officer and Treasurer, directly at 860-327-0245 or me at 860-327-0521.

Sincerely,

/s/ David Freeman
David Freeman
President and Chief Executive Officer

cc:	Mr. Adam Phippen, Staff Accountant
Ms. Robyn Manuel, Division of Corporation Finance
Mr. Thomas P. Smith, Vice President, Chief Financial Officer and Treasurer
Mr. John J. Krawczynski, Controller
Ms. Mary A. Tremblay, Vice President, General Counsel and Secretary
Lydall, Inc. Audit Review Committee